SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

PUBLIC NOTICE OF MEETING

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras hereby calls the shareholders of the Company to attend the Extraordinary General Meeting on August 4, 2016, at 3:00 pm, at the auditorium on the registered office, at Avenida República do Chile, 65, 1st floor, in the city of Rio de Janeiro (RJ), to decide on the following matters:

I.           Proposed reformulation of Petrobras’ Bylaws, as follows:

(i) Include explicitly the numbers, in addition to the mention of the numbers written out as words, between parentheses, to align with the standard already used throughout the Bylaws;

(ii) Adjust the wording of article 2, removing a comma and including “e” to improve the text;

(iii) Adjust the wording of article 3, paragraph 2, to use the standardized term “wholly owned subsidiaries,” and to insert an explicit mention of the possibility of the Company’s corporate purpose being executed through its controlled companies and affiliates;

(iv) Adjust article 20 to increase the number of members of the Executive Board, given the creation of the new Executive Director for Strategy, Organization and Management System;

(v) Adjust the wording of article 21 to include the reference to the Law 13.303, of 06/30/2016 and other standards, regarding the appointment to management positions;

(vi) Include paragraph 3 in article 27 to regulate the hypotheses of the CEO’s position being vacant, requiring renumbering of the subsequent paragraphs;

(vii) Adjust article 28, paragraphs 4 and 5, to regulate the hypothesis that the right to compensatory remuneration terminates during the quarantine period, as well as the hypothesis of the return of such remuneration, in accordance with CGPAR Resolution 14 of May 10, 2016, requiring renumbering of the subsequent paragraphs;

(viii) Adjust article 29, item II, to clarify that the strategic plan, as well as the respective pluriannual plans and annual spending and investment programs, will be proposed to the Board of Directors by the Executive Board, in line with article 34, I, “b” of the Bylaws;

(ix) Insert part XI in the article 29 to include, among the duties of the Board of Directors, approval of the Appointment Policy for members of the Board of Directors, Audit Council and Executive Board, which once approved will be widely disclosed;

(x) Insert parts XV to XVIII in article 30, to include new duties of the Board of Directors, in accordance with CGPAR Resolution 16 of May 10, 2016;

(xi) Adjust article 30 to rename the sole paragraph as a paragraph 1 and to insert paragraphs 2 to 9, which regulate the composition of the Audit Committee, its duties and other specific features, in line with CGPAR Resolution 12 of May 10, 2016;

(xii) Adjust article 34 to explicitly state, in item I, that the Executive Board must not just evaluate, but also approve the matters that will submitted to the Board of Directors for approval;

(xiii) Adjust article 35, sole paragraph, to rename the “Statutory Technical Committee for Human Resources, Health, Environment, Safety and Services” for “Corporate Affairs Committee,” and increase the number of Statutory Technical Committees, given the creation of the Committee for Strategy, Organization and Management System, reporting to the new Executive Director;

(xiv) Adjust paragraph 1 of article 36 to remove the individual duty of the CEO to produce the technical and financial assessment criteria for investment projects, while maintaining the duty to submit these criteria to the Executive Board for approval; and to establish his role as a focal point for information to be provided to the Company’s Board of Directors. The duty to approve the rules and procedures of units was also moved to the paragraph 9, given that this duty is shared by all members of the Executive Board, necessitating the renumbering of the other items;

(xv) Alter paragraph 2 of article 36 to specify the new denomination of the Director for Production Development & Technology, who will now be the Executive Director for Production Development & Technology;

(xvi) Alter paragraph 3 of article 36 to specify the new denomination of the Director for Exploration & Production, who will now be the Executive Director for Exploration & Production, and remove the duty to manage the asset portfolio;

(xvii) Alter paragraph 4 of article 36 to specify the new denomination of the Director for Refining and Natural Gas, who will now be the Executive Director for Refining and Natural Gas;

(xviii) Alter paragraph 5 of article 36 to specify the new denomination of the Chief Financial Officer and Investor Relations Director, who will now be the Chief Financial Officer and Investor Relations Executive Director, and in the item VI, remove the word “and” before the word “monitoring,” in order to improve the wording;

(xix) Alter paragraph 6 of article 36 to specify the new denomination of the Director for Human Resources, Health, Environment, Safety and Services, who will now be the Executive Director for Corporate Affairs;

(xx) Alter paragraph 7 of article 36 to specify the new denomination of the Director for Governance, Risk and Compliance, who will now be the Executive Director for Governance, Risk and Compliance, and in item II, include an explicit mention of the reporting to the Executive Board of the effects of risks on Petrobras’ results;

(xxi) Insert the paragraph 8 in article 36, to describe the individual duties of the new Executive Director for Strategy, Organization and Management System, requiring the renumbering of the following paragraph;

(xxii) ) In what is now paragraph 9 of article 30, item I, replace the word “strategic” with the expression “strategic plan,” in order to improve the wording, and among the duties of the CEO and each Executive Director, insert item VII, which provides for the approval of rules and procedures for performing the activities of units for which they are directly responsible, as defined in the Basic Organizational Plan;

(xxiii) Adjust the wording of article 40, item IX, to use the standardized term “wholly owned subsidiaries,” and include, among the duties of General Shareholders’ Meetings, the hypothesis of the disposal of debentures convertible into shares in Petrobras subsidiaries, given that this operation could also lead to the loss of control. In paragraph 1, the mention of item XIV has also been rectified, in order to correctly refer to item XI;

(xxiv) Adjust the wording of article 43 to include reference to Law 13,303, of 06.30.2016 and other standards rules, and;

(xxv) Adjust the wording of article 48, to use the standardized term “wholly owned subsidiaries”.

II. Consolidation of the Bylaws to reflect the approved alterations;

III. Election of a member of the Board of Directors, appointed by the controlling shareholder, in line with article 150 of the Corporation Law (Law 6,404 of 1976) and article 25 of the Company’s Bylaws;

IV. Waiver, pursuant to article 2, item X of CGPAR Resolution 15 of May 10, 2016, for Mr. Nelson Luiz Costa Silva, from the six-month period of restriction to hold a position on a Petrobras statutory body, given his recent work as CEO of BG South America, to enable his election to Petrobras’ Board of Directors to be evaluated.

People attending the Meeting must prove their status as a shareholder, pursuant to article 126 of the Law 6,404 of December 15, 1976. Wishing to be represented, shareholders must attend the requirements of paragraph 1 of article 126 of the aforementioned law, and article 13 of Petrobras’ Bylaws, by showing the following documents:

i) Representative’s identity card;

ii) A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);

iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;

iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.

It is requested that the shareholders represented by attorneys file, within at least three days in advance, the documents listed above in room 1002 (Shareholder Service Center) of the registered office. For those who will present the documentation on the day of the meeting, the Company hereby informs that it is able to receive them from 11:00 a.m. at the place where the meetings will be held.

In the event of stock loan, the borrower will be in charge of exercising the voting right, except as otherwise provided in the agreement entered into between the parties.

Furthermore, the shareholders may choose to vote the matters contained in this Notice of Meeting upon use of the public power of attorney request, as per CVM Instruction No. 481, of December 17th, 2009.

Electronic powers of attorney will be received upon platform Online Meetings, on the website http://www.assembleiasonline.com.br. For such purpose, shareholders must register in such platform.

The Company announces that it has not adopted the remote voting bulletin system, as described in CVM Instructions 561 of April 7, 2015, which will be mandatory as of 2017, in accordance with CVM Instructions 570 of November 18, 2015.

All documents concerning the matters to be resolved at the Extraordinary Meetings of Shareholders will be available in room 1002 (Shareholder Service Center) of the registered office of the Company, and on the websites of the Company (http://www.petrobras.com.br/ir) and the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), under CVM Instruction No. 481, of December 17th, 2009.

Rio de Janeiro, July 04, 2016

Luiz Nelson Guedes de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.